UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rubio’s Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

78116B102

(CUSIP Number)

Kevin Reilly

Rosewood Capital L.P.

One Maritime Plaza, Suite 1575

San Francisco, California 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116B102

1.	Names of Reporting Persons: Rosewood Capital, L.P. 94-3195569

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 78116B102

1.	Names of Reporting Persons: Rosewood Capital Associates, L.L.C. 94-3192044

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 78116B102

1.	Names of Reporting Persons: Kyle A. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 78116B102

1.	Names of Reporting Persons: Byron K. Adams Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of each Reporting Person to amend and/or supplement the Schedule 13D relating to shares of Common Stock of the Issuer filed by such reporting person with the Securities and Exchange Commission on May 10, 2010 (the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

Item 1.	Security and Issuer.
Unchanged.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

On August 24, 2010, upon the consummation of the transactions contemplated by the Merger Agreement, Mr. Anderson resigned as a director of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

As a result of the consummation of the transactions contemplated by the Merger Agreement described in Item 4, the Reporting Persons do not own any shares of Common Stock, options to purchase shares of Common Stock or restricted stock units.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On August 24, 2010, the Issuer consummated the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, (i) the 1,526,812 shares of Common Stock held by Rosewood Capital were converted into the right to receive a cash payment of $8.70 per share; (ii) of the options to purchase 30,000 shares of Common Stock held by Mr. Anderson (a) options to purchase 20,000 shares of Common Stock were converted into the right to receive an amount in cash per share equal to the difference between $8.70 and the exercise price of such option share, subject to any required withholding taxes and (b) options to purchase 10,000 shares of Common Stock were cancelled without the right to receive any cash payment as a result of the options having a per share exercise price greater than $8.70; and (iii) the 18,000 restricted stock units held by Mr. Anderson converted into the right to receive a cash amount equal to $8.70 per restricted stock unit, subject to any required withholding taxes. Consequently, this is the Reporting Persons’ final amendment to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended in its entirety as follows:
(a) and (b) The Reporting Persons do not own any shares of Common Stock.
(c) The information set forth under Item 4 is incorporated by reference.
(d) Not applicable.

(e)    The Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock on August 24, 2010, immediately after the consummation of the transactions contemplated by the Merger Agreement as described in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Unchanged.

Item 7.	Material to be Filed as Exhibits.
	Exhibit 99.1	Joint Filing Agreement between the Reporting Persons.
Exhibit 99.2

Agreement and Plan of Merger, dated as of May 9, 2010, by and among Rubio’s Restaurants, Inc., MRRC Merger Co. and MRRC Hold Co. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

Exhibit 99.3

Voting Agreement, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and Rosewood Capital L.P. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

Exhibit 99.4

Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by and between the Rubio’s Restaurants, Inc. and Rosewood Capital L.P. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 24, 2010

ROSEWOOD CAPITAL, L.P.

By: Rosewood Capital Associates, L.L.C.
Its: General Partner

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL ASSOCIATES, L.L.C.

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

KYLE A. ANDERSON

By	/s/ Kyle A. Anderson

BYRON K. ADAMS JR.

By	/s/ Byron K. Adams Jr.